Exhibit 99.1

Investor News	Oliver Maier Head of Investor Relations Fresenius Medical Care Else-Kröner-Straße 1 61352 Bad Homburg Germany T +49 6172 609-2601 F +49 6172 609-2301 oliver.maier@fmc-ag.com www.fmc-ag.com

November 5, 2013

Fresenius Medical Care Reports Third Quarter And Nine Months 2013 Results

Third Quarter 2013 Key Figures:

Net revenue	$3,666 million	+7%
Operating income (EBIT)	$557 million	-2%
Adjusted operating income (EBIT)	$576 million	+2%
Net income[1]	$273 million	+1%
Adjusted net income[1]	$285 million	+6%
Earnings per ordinary share	$0.91	+3%
Adjusted earnings per ordinary share	$0.95	+7%

Nine Months 2013 Key Figures:

Net revenue	$10,743 million	+6%
Operating income (EBIT)	$1,595 million	-4%
Adjusted operating income (EBIT)	$1,625 million	-1%
Net income[1]	$761 million	-18%
Adjusted net income[1]	$783 million	0%
Earnings per ordinary share	$2.50	-18%
Adjusted earnings per ordinary share	$2.57	0%

1attributable to shareholders of Fresenius Medical Care AG & Co. KGaA

Bad Homburg, Germany — Fresenius Medical Care AG & Co. KGaA (the “company” or “Fresenius Medical Care”; Frankfurt Stock Exchange: FME / New York Stock Exchange: FMS), the world’s largest provider of dialysis products and services, today announced its results for the third quarter and first nine months of 2013.

Rice Powell, chief executive officer of Fresenius Medical Care, commented: “Given the economic challenges we continue to face, we can be satisfied with our business performance in the third quarter, specifically with the strong organic revenue growth of 6%. As indicated after the second quarter we expected the second half of the year to be stronger to achieve our guidance for 2013. And there is no doubt that we need a very strong fourth quarter to get there. We will continue to grow our business and expand our renal network, and with this we will be best positioned for future success.”

Third Quarter 2013

Revenue

Net revenue for the third quarter of 2013 increased by 7% to $3,666 million (+8% at constant currency) compared to the third quarter of 2012. Organic revenue growth worldwide was 6%. Dialysis services revenue grew by 8% to $2,813 million (+9% at constant currency) and dialysis product revenue increased by 5% to $853 million (+4% at constant currency).

North America revenue for the third quarter of 2013 increased by 8% to $2,436 million. Organic revenue growth was 6%. Dialysis services revenue grew by 9% to $2,224 million with a same store treatment growth of 3.5%. Dialysis product revenue increased by 5% to $212 million.

International revenue increased by 5% to $1,222 million (+6% at constant currency). Organic revenue growth was 4%. Dialysis services revenue increased by 5% to $589 million (+8% at constant currency). Dialysis product revenue increased by 5% to $633 million (+4% at constant currency).

Earnings

Operating income (EBIT) for the third quarter of 2013 decreased by 2% to $557 million compared to $568 million in the third quarter of 2012. Operating income for North America for the third quarter of 2013 decreased by 1% to $416 million compared to $420 million in the third quarter of 2012. In the International segment,  operating income for the third quarter of 2013 increased by 5% to $204 million compared to $195 million in the third quarter of 2012.

Adjusted for the impact from the budget cuts in the U.S. (sequestration), that were effectively introduced in April 2013, the operating income for the third quarter of 2013 increased by 2% to $576 million.

Net interest expense for the third quarter of 2013 was $103 million, compared to $108 million in the third quarter of 2012.

Net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA for the third quarter of 2013 was $273 million, an increase of 1% compared to the corresponding number of $270 million for the third quarter of 2012. Adjusted for the net of tax effects of the special item mentioned above, net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA for the third quarter of 2013 increased by 6% to $285 million.

Income tax expense was $148 million for the third quarter of 2013 which translates into an effective tax rate of 32.6%. This compares to income tax expense of $153 million and a tax rate of 33.3% for the third quarter of 2012.

Earnings per ordinary share (EPS) for the third quarter of 2013 was $0.91, an increase of 3% compared to the corresponding number for the third quarter of 2012. Adjusted for the special item mentioned above, EPS for the third quarter of 2013 increased by 7% to $0.95. The weighted average number of shares outstanding for the third quarter of 2013 was approximately 301.3 million shares, compared to 305.5 million shares for the third quarter of 2012. The decrease in shares outstanding resulted from the effect of the share buy-back program, which was fully completed in August 2013, partially offset by stock option exercises in the past twelve months.

Cash flow

In the third quarter of 2013, the company generated $605 million in cash from operations, an increase of 13% compared to the corresponding figure of last year and representing 16.5% of revenue.

A total of $175 million was spent for capital expenditures, net of disposals. Free cash flow before acquisitions was $430 million (representing 11.7% of revenue) compared to $371 million in the third quarter of 2012.

A total of $195 million in cash was spent for acquisitions and investments, net of divestitures. Free cash flow after acquisitions and divestitures was $235 million, compared to $334 million in the third quarter of 2012.

First Nine Months 2013:

Revenue and Earnings

Net revenue for the first nine months of 2013 increased by 6% to $10,743 million (+7% at constant currencies) compared to the first nine months of 2012.

Operating income (EBIT) for the first nine months of 2013 decreased by 4% to $1,595 million compared to $1,659 million in the first nine months of 2012. Adjusted for special items related to the acquisition of Liberty Dialysis Holdings Inc. and the impact from sequestration the operating income for the first nine months of 2013 decreased by 1% to $1,625 million compared to $1,645 million for the first nine months of 2012.

Net interest expense for the first nine months of 2013 was $310 million compared to $311 million  for the first nine months of 2012.

For the first nine months of 2013, net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA was $761 million, down by 18% from the corresponding number of $930 million for the first nine months of 2012. Adjusted for the net of tax effects of the special items mentioned above, net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA for the first nine months of 2013 was $783 million as compared to $784 million for the first nine months of 2012.

Income tax expense for the first nine months of 2013 was $421 million which translates into an effective tax rate of 32.8%. This compares to income tax expense of $462 million and a tax rate of 31.1% for the first nine months of 2012.

In the first nine months of 2013, earnings per ordinary share (EPS) decreased by 18% to $2.50 compared to $3.05 for the first nine months of 2012. Adjusted for the special items mentioned above, EPS for the first nine months of 2013 remained unchanged at $2.57 compared to the first nine months of 2012. The weighted average number of shares outstanding during the first nine months of 2013 was approximately 304.7 million.

Cash Flow

Cash from operations during the first nine months of 2013 was $1,446 million (representing 13.5% of revenue) compared to $1,467 million for the same period in 2012.

A total of $494 million in cash was spent for capital expenditures, net of disposals. Free cash flow before acquisitions for the first nine months of 2013 was $952 million compared to $1,029 million in the same period in 2012. A total of $279 million in cash was spent for acquisitions, net of divestitures. Free cash flow after acquisitions and divestitures was $673 million compared to a negative $528 million in the first nine months of last year.

Please refer to the attachments for a complete overview of the results for the third quarter and first nine months of 2013 and the reconciliation of non-GAAP financial measures included in this release to the most comparable GAAP financial measures.

Patients — Clinics — Treatments

As of September 30, 2013, Fresenius Medical Care treated 265,824 patients worldwide, which represents an increase of 4% compared to the previous year’s figure. North America provided dialysis treatments for 168,893 patients, an increase of 3% compared to the corresponding number for 2012. The International segment provided dialysis treatments for 96,931 patients, an increase of 4% over the prior year’s figure.

As of September 30, 2013, the company operated a total of 3,225 clinics worldwide, an increase of 3% compared to the corresponding number for 2012. The number of clinics is comprised of 2,116 clinics in North America (+3%) and 1,109 clinics in the International segment (+3%).

During the first nine months of 2013, Fresenius Medical Care delivered approximately 30.03 million dialysis treatments worldwide. This represents an increase of 5% compared to the previous year’s figure. North America accounted for 19.04 million treatments, an increase of 5%. The International segment delivered 10.99 million treatments, an increase of 4%.

Employees

As of September 30, 2013, Fresenius Medical Care had 89,282 employees (full-time equivalents) worldwide, compared to 86,153 employees at the end of 2012.

Debt/EBITDA ratio

The ratio of debt to earnings before interest, taxes, depreciation and amortization (EBITDA) slightly increased from 2.92 at the end of the second quarter of 2013 to 2.94 at the end of the third quarter of 2013.

Rating

Standard & Poor’s rates the company’s corporate credit as ‘BB+’, with a ‘positive’ outlook. Moody’s rates the company’s corporate credit as ‘Ba1’ with a ‘stable’ outlook. Fitch Ratings is currently reviewing Fresenius Medical Care`s ratings.

Share buy-back program

Fresenius Medical Care`s share buy-back program was completed on August 14, 2013. The company bought back a total number of approximately 7.5 million shares   with an aggregate value of €385 million (approximately $500 million). The program was financed from cash flow and existing credit facilities.

Guidance for 2013 confirmed

The company expects revenue to grow to more than $14.6 billion in 2013, translating into a growth rate of more than 6%.

Net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA is expected to be between $1.1 billion and $1.15 billion in 2013, likely at the low end of the range.

For 2013, the company expects to spend around $700 million on capital expenditures and around $500 million on acquisitions. The debt/EBITDA ratio is expected to be equal or below 3.0 by the end of 2013.

Conference Call

Fresenius Medical Care will hold a conference call to discuss the results of the third quarter and first nine months of 2013 on Tuesday, November 5, 2013, at 3.30 p.m. CET / 9.30 a.m. EST. The company invites investors to follow the live webcast of the call at the company’s website www.fmc-ag.com in the “Investor Relations” section. A replay will be available shortly after the call.

Fresenius Medical Care is the world’s largest integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 2.3 million individuals worldwide. Through its network of 3,225 dialysis clinics in North America, Europe, Latin America, Asia-Pacific and Africa, Fresenius Medical Care provides dialysis treatments for 265,824 patients around the globe. Fresenius Medical Care is also the world’s leading provider of dialysis products such as hemodialysis machines, dialyzers and related disposable products.

For more information about Fresenius Medical Care, visit the company’s website at www.fmc-ag.com.

Disclaimer

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

Fresenius Medical Care

Statement of earnings

	Three months ended			Nine months ended
	September 30,			September 30,
(in US$ thousands, except share data, unaudited)	2013	2012	Change	2013	2012	Change

Revenue
Dialysis care	2,886,742	2,674,893	7.9%	8,439,921	7,894,374	6.9%
Less: patient service bad debt provision	73,590	69,503	5.9%	205,137	206,665	-0.7%
Net dialysis care	2,813,152	2,605,390	8.0%	8,234,784	7,687,709	7.1%
Dialysis products	852,980	812,548	5.0%	2,507,784	2,406,957	4.2%
Total net revenue	3,666,132	3,417,938	7.3%	10,742,568	10,094,666	6.4%

Cost of revenue	2,497,003	2,305,627	8.3%	7,305,548	6,785,972	7.7%
Gross profit	1,169,129	1,112,311	5.1%	3,437,020	3,308,694	3.9%
Selling, general and administrative	584,549	522,177	11.9%	1,771,619	1,614,625	9.7%
Gain on sale of dialysis clinics	(597)	(58)	945.1%	(9,397)	(34,019)	-72.4%
Research and development	33,211	27,867	19.2%	94,504	83,327	13.4%
Income from equity method investees	(5,294)	(5,317)	-0.4%	(14,518)	(14,672)	-1.1%
Operating income (EBIT)	557,260	567,642	-1.8%	1,594,812	1,659,433	-3.9%
Investment gain	—	—		—	(139,600)
Interest income	(8,740)	(7,210)	21.2%	(25,982)	(40,012)	-35.1%
Interest expense	111,912	115,175	-2.8%	336,434	351,052	-4.2%
Interest expense, net	103,172	107,965	-4.4%	310,452	311,040	-0.2%
Income before taxes	454,088	459,677	-1.2%	1,284,360	1,487,993	-13.7%
Income tax expense	148,259	153,036	-3.1%	420,873	462,354	-9.0%
Net income	305,829	306,641	-0.3%	863,487	1,025,639	-15.8%
Less: Net income attributable to noncontrolling interests	32,855	36,779	-10.7%	102,490	95,942	6.8%
Net income attributable to shareholders of FMC AG & Co. KGaA	272,974	269,862	1.2%	760,997	929,697	-18.1%

Operating income (EBIT)	557,260	567,642	-1.8%	1,594,812	1,659,433	-3.9%
Depreciation and amortization	164,279	152,212	7.9%	479,433	446,463	7.4%
EBITDA	721,539	719,854	0.2%	2,074,245	2,105,896	-1.5%

Earnings per ordinary share	$0.91	$0.88	2.6%	$2.50	$3.05	-18.2%
Earnings per ordinary ADS	$0.45	$0.44	2.6%	$1.25	$1.53	-18.2%

Weighted average number of shares
Ordinary shares	301,310,149	301,531,173		302,158,886	300,720,312
Preference shares	—	3,971,607		2,590,857	3,968,082

In percent of revenue
Cost of revenue	68.1%	67.5%		68.0%	67.2%
Gross profit	31.9%	32.5%		32.0%	32.8%
Selling, general and administrative	15.9%	15.3%		16.5%	16.0%
Gain on sale of dialysis clinics	0.0%	0.0%		-0.1%	-0.3%
Research and development	0.9%	0.8%		0.9%	0.8%
Income from equity method investees	-0.1%	-0.2%		-0.1%	-0.1%
Operating income (EBIT)	15.2%	16.6%		14.8%	16.4%
Investment gain	—	—		—	-1.4%
Interest expense, net	2.8%	3.2%		2.9%	3.1%
Income before taxes	12.4%	13.4%		12.0%	14.7%
Income tax expense	4.0%	4.5%		3.9%	4.6%
Net income attributable to noncontrolling interests	0.9%	1.1%		1.0%	1.0%
Net income attributable to shareholders of FMC AG & Co. KGaA	7.4%	7.9%		7.1%	9.2%

EBITDA	19.7%	21.1%		19.3%	20.9%

Fresenius Medical Care

Segment and other information

	Three months ended			Nine months ended
	September 30,			September 30,
(in US$ million, except employees, unaudited)	2013	2012	Change	2013	2012	Change

Net revenue
North America	2,436	2,249	8.3%	7,099	6,602	7.5%
International	1,222	1,163	5.0%	3,619	3,470	4.3%
Corporate	8	6	36.1%	25	23	11.7%
Total net revenue	3,666	3,418	7.3%	10,743	10,095	6.4%

Operating income (EBIT)
North America	416	420	-1.1%	1,178	1,199	-1.8%
International	204	195	4.7%	597	597	0.0%
Corporate	(63)	(47)	30.9%	(181)	(137)	31.6%
Total operating income (EBIT)	557	568	-1.8%	1,595	1,659	-3.9%

Operating income in percent of revenue
North America	17.1%	18.7%		16.6%	18.2%
International	16.7%	16.8%		16.5%	17.2%
Total	15.2%	16.6%		14.8%	16.4%

Employees
Full-time equivalents				89,282	85,368

Fresenius Medical Care

Reconciliation of non U.S. GAAP

financial measures to the most directly

comparable U.S. GAAP financial measures

	Three months ended			Nine months ended
	September 30,			September 30,
(in US$ million, unaudited)	2013	2012	Change	2013	2012	Change

EBIT, as reported	557	568	-1.8%	1,595	1,659	-3.9%
Special items related to Liberty acquisition 1)	—	—		(8)	(14)
Sequestration impact	19	—		38	—
EBIT, adjusted	576	568	1.5%	1,625	1,645	-1.2%

Income before taxes, as reported	454	460	-1.2%	1,285	1,488	-13.7%
Special items related to Liberty acquisition 2)	—	—		(8)	(162)
Sequestration impact	19	—		38	—
Income before taxes, adjusted	473	460	2.9%	1,315	1,326	-0.8%

Income tax expense, as reported	148	153	-3.1%	421	462	-9.0%
Special items related to Liberty acquisition 3)	—	—		(5)	(16)
Sequestration impact	7	—		13	—
Income tax expense, adjusted	155	153	1.3%	429	446	-3.7%

Net income attributable to shareholders of FMC AG & Co. KGaA, as reported	273	270	1.2%	761	930	-18.1%
Special items related to Liberty acquisition 4)	—	—		(3)	(146)
Sequestration impact	12	—		25	—
Net income attributable to shareholders of FMC AG & Co. KGaA, adjusted	285	270	5.6%	783	784	-0.1%

1)                Legal, consulting and other expenses and gain on sale of clinics.

2)                Legal, consulting and other expenses, gain on sale of clinics, gain on retirement of loan receivable and investment gain.

3)                Tax benefit/ expense on legal, consulting and other expenses, gain on sale of clinics and gain on retirement of loan receivable.

4)                Net of tax effects of legal, consulting and other expenses, gain on sale of clinics, gain on retirement of loan receivable and investment gain.

Fresenius Medical Care

Reconciliation of non U.S. GAAP

financial measures to the most directly

comparable U.S. GAAP financial measures

	Three months ended		Nine months ended
	September 30,		September 30,
(in US$ million, unaudited)	2013	2012	2013	2012

Segment information North America
Net revenue	2,436	2,249
Costs of revenue and research and development	1,690	1,528
Selling, general and administrative	334	308
Gain on sale of dialysis clinics	—	—
Income from equity method investees	(4)	(7)
Costs of revenue and operating expenses	2,020	1,829

Operating income (EBIT)	416	420

In percent of revenue	17.1%	18.7%

Dialysis products revenue incl. and excl. internal sales
North America
Dialysis products revenue incl. internal sales	422	398
Less internal sales	(210)	(196)
Dialysis products external sales	212	202
International
Dialysis products revenue incl. internal sales	758	717
Less internal sales	(125)	(112)
Dialysis products external sales	633	605

Reconciliation of cash flow from operating activities to EBITDA 1)
Total EBITDA			2,074	2,106
Interest expense, net			(310)	(311)
Income tax expense			(421)	(462)
Change in working capital and other non-cash items			103	134
Net cash provided by operating activities			1,446	1,467

Annualized EBITDA 2)
Operating income (EBIT) last twelve months			2,154	2,329
Depreciation and amortization last twelve months			636	614
Non-cash charges			76	61
Annualized EBITDA			2,866	3,004

1)                EBITDA is the basis for determining compliance with certain covenants in Fresenius Medical Care’s long-term debt instruments.

2)                EBITDA 2012: Pro forma numbers including Liberty Dialysis Holdings Inc., after FTC mandated divestitures.

Fresenius Medical Care

Balance sheet

	September 30,	December 31,
(in US$ million)	2013	2012
	(unaudited)	(audited)

Assets
Current assets	6,044	6,127
Intangible assets	12,192	12,132
Other non-current assets	4,299	4,067
Total assets	22,535	22,326

Liabilities and equity
Current liabilities	3,390	3,170
Long-term liabilities	9,406	9,426
Noncontrolling interests subject to put provisions	641	523
Total equity	9,098	9,207
Total liabilities and equity	22,535	22,326

Equity/assets ratio	40%	41%

Debt
Short-term borrowings	112	118
Short-term borrowings from related parties	73	4
Current portion of long-term debt and capital lease obligations	472	335
Long-term debt and capital lease obligations, less current portion	7,772	7,841

Total debt	8,429	8,298

Fresenius Medical Care

Cash flow statement

	Nine months ended
	September 30,
(in US$ million, unaudited)	2013	2012

Operating activities
Net income	864	1,026
Depreciation / amortization	479	447
Investment gain	_	(140)
Change in working capital and other non-cash items	103	134
Cash flow from operating activities	1,446	1,467

Investing activities
Purchases of property, plant and equipment	(512)	(450)
Proceeds from sale of property, plant and equipment	18	12
Capital expenditures, net	(494)	(438)
Free cash flow	952	1,029

Acquisitions, net of cash acquired, and purchases of intangible assets	(297)	(1,789)
Proceeds from divestitures	18	232
Acquisitions, net of divestitures	(279)	(1,557)
Free cash flow after investing activities	673	(528)

Financing activities
Change in accounts receivable securitization program	37	13
Change in intercompany debt	11	66
Change in other debt	10	903
Proceeds from exercise of stock options	75	95
Proceeds from conversion of preference shares into ordinary shares	35	—
Purchase of treasury stock	(505)	—
Distributions to noncontrolling interests	(162)	(132)
Contributions from noncontrolling interests	52	15
Dividends paid	(296)	(272)
Cash flow from financing activities	(743)	688

Effects of exchange rates on cash	(16)	2
Net increase (decrease) in cash	(86)	162

Cash at beginning of period	688	457
Cash at end of period	602	619

Fresenius Medical Care

Quarterly performance scorecard - revenue

Three months ended September 30,	2013	cc	2012	cc
(in US$ thousands, except per-treatment revenue)
(unaudited)

North America
Net revenue	2,436,141		2,248,724
Growth year-over-year	8.3%		12.9%

Net dialysis care	2,224,030		2,046,921
Growth year-over-year	8.7%		14.5%
U.S. per treatment	359		349
Per treatment	352		342
Sequential growth	1.3%		-0.6%
Growth year-over-year	2.9%		1.5%

Dialysis products
Incl. internal sales	422,459		397,511
Growth year-over-year	6.3%		-1.0%
External sales	212,111		201,802
Growth year-over-year	5.1%		-1.1%

International
Net revenue	1,222,026		1,163,362
Growth year-over-year	5.0%	5.9%	-2.0%	7.3%

Net dialysis care	589,122		558,468
Growth year-over-year	5.5%	8.3%	-3.6%	5.6%
Per treatment	156	160	158	173
Sequential growth	-2.0%		-0.8%
Growth year-over-year	-1.1%	1.5%	-7.2%	1.7%

Dialysis products
Incl. internal sales	757,828		717,388
Growth year-over-year	5.6%	5.0%	-0.8%	9.0%
External sales	632,903		604,894
Growth year-over-year	4.6%	3.6%	-0.5%	9.0%

cc = Constant currency

Changes in revenue include the impact of changes in foreign currency exchange rates. We use the non-GAAP financial measure “at constant exchange rates” in our filings to show changes in our revenue without giving effect to period-to-period currency fluctuations. Under U.S. GAAP, revenues received in local (non-U.S. dollar) currency are translated into U.S. dollars at the average exchange rate for the period presented. When we use the term “constant currency,” it means that we have translated local currency revenues for the current reporting period into U.S. dollars using the same average foreign currency exchange rates for the conversion of revenues into U.S. dollars that we used to translate local currency revenues for the comparable reporting period of the prior year. We then calculate the change, as a percentage, of the current period revenues using the prior period exchange rates versus the prior period revenues. This resulting percentage is a non-GAAP measure referring to a change as a percentage “at constant currency rates.”

We believe that revenue growth is a key indication of how a company is progressing from period to period and that the non-GAAP financial measure constant currency is useful to investors, lenders, and other creditors because such information enables them to gauge the impact of currency fluctuations on a company’s revenue from period to period. However, we also believe that the usefulness of data on constant currency period-over-period changes is subject to limitations, particularly if the currency effects that are eliminated constitute a significant element of our revenue and significantly impact our performance. We therefore limit our use of constant currency period-over-period changes to a measure for the impact of currency fluctuations on the translation of local currency revenue into U.S. dollars. We do not evaluate our results and performance without considering both constant currency period-over-period changes in non-U.S. GAAP revenue on the one hand and changes in revenue prepared in accordance with U.S. GAAP on the other. We caution the readers of this report to follow a similar approach by considering data on constant currency period-over-period changes only in addition to, and not as a substitute for or superior to, changes in revenue prepared in accordance with U.S. GAAP. We present the fluctuation derived from U.S. GAAP revenue next to the fluctuation derived from non-GAAP revenue. Because the reconciliation is inherent in the disclosure, we believe that a separate reconciliation would not provide any additional benefit.

Fresenius Medical Care

Quarterly performance scorecard - dialysis care volume

Three months ended September 30,	2013	2012
(unaudited)

North America
Number of treatments	6,509,064	6,178,211
Treatments per day	82,393	79,208
Per day sequential growth	0.7%	0.6%
Per day year-over-year growth	4.0%	14.0%
Same market growth year-over-year	3.5%	3.7%

International
Number of treatments	3,776,091	3,538,895
Same market growth year-over-year	4.8%	2.0%

Fresenius Medical Care

Quarterly performance scorecard - expenses

Three months ended September 30,	2013	2012
(unaudited)

North America
Costs of revenue and operating expenses, gain on sale of dialysis clinics and income from equity method investees
In percent of revenue	82.9%	81.3%
Selling, general and administrative
In percent of revenue	13.7%	13.7%
U.S. Dialysis care operating expenses/treatment (in US$)	293	281
Sequential growth	0.8%	0.5%
Growth year-over-year	4.3%	0.9%
Dialysis care operating expenses/treatment (in US$)	287	276
Sequential growth	0.6%	0.4%
Growth year-over-year	4.1%	0.8%

Total Group
Costs of revenue and operating expenses, gain on sale of dialysis clinics and income from equity method investees
In percent of revenue	84.8%	83.4%
Selling, general and administrative
In percent of revenue	15.9%	15.3%
Effective tax rate	32.6%	33.3%

Fresenius Medical Care

Quarterly performance scorecard - cash flow/investing activities

Three months ended September 30,	2013	2012
(in US$ thousands, except number of de novos)
(unaudited)

Total Group
Operating cash flow	605,483	535,414
In percent of revenue	16.5%	15.7%

Free cash flow before acquisitions	430,436	370,503
In percent of revenue	11.7%	10.8%

Acquisitions and investments, net of divestitures	195,487	37,111

Capital expenditures, net	175,047	164,911
In percent of revenue	4.8%	4.8%

Maintenance	105,424	93,453
In percent of revenue	2.9%	2.7%

Growth	69,623	71,458
In percent of revenue	1.9%	2.1%

Number of de novos	22	18
North America	14	11
International	8	7

Fresenius Medical Care

Quarterly performance scorecard - balance sheet

September 30,	2013	2012
(unaudited)

Total Group
Debt (in US$ million)	8,429	8,441
Debt/EBITDA	2.94	2.81

North America
Days sales outstanding	51	53

International
Days sales outstanding	114	120

Fresenius Medical Care

Quarterly performance scorecard

Three months ended September 30,	2013	2012

North America (U.S.)
Clinical Performance
Single Pool Kt/v > 1.2	97%	97%
Hemoglobin = 10-12 g/dl	76%	74%
Hemoglobin = 10-13 g/dl	81%	83%
Calcium = 8.4-10.2 mg/dl	84%	84%
Albumin > 3.5 g/dl1)	85%	85%
No catheter (> 90 days)	84%	82%
Phosphate < 5.5 mg/dl	66%	66%
Hospitalization days per patient (12 months ending September 30)	9.4	9.7

Demographics
Average age (in years)	62	62
Average time on dialysis (in years)	4.0	3.9
Average body weight (in kg)	82	81
Prevalence of diabetes	58%	58%

Europe, Middle East and Africa
Clinical Performance
Single Pool Kt/v > 1.2	96%	96%
Hemoglobin = 10-12 g/dl	59%	59%
Hemoglobin = 10-13 g/dl	78%	78%
Calcium = 8.4-10.2 mg/dl	79%	77%
Albumin > 3.5 g/dl1)	88%	87%
No catheter (> 90 days)	85%	85%
Phosphate < 5.5 mg/dl	76%	78%
Hospitalization days per patient (12 months ending September 30)	9.3	9.3

Demographics
Average age (in years)	64	64
Average time on dialysis (in years)	5.3	5.3
Average body weight (in kg)	72	71
Prevalence of diabetes	28%	27%

1)                International standard BCR CRM470